FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from November 8, 2004, announcing that Registrant’s subsidiary, Spacenet Inc., has (i) added commercial-grade, hybrid VSAT/DSL services to its Connexstar family of broadband connectivity solutions; and (ii) introduced Prysm, a new suite of application-enhancing services

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 8, 2004

Gilat’s Spacenet subsidiary adds hybrid VSAT/DSL services to its Connexstar family of broadband networking solutions

Spacenet also introduces Prysm application-enhancement services,a complete suite of broadband network improvements for multi-site enterprises

Petah Tikva, Israel, November 8, 2004 – Gilat Satellite Networks, Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc. has added commercial-grade, hybrid VSAT/DSL services to its Connexstar family of broadband connectivity solutions.

Spacenet’s expansion of its Connexstar offering allows the Company to provide DSL, VSAT and hybrid network solutions, depending on the needs of its customers. All Connexstar sites will continue to be managed centrally by Spacenet, whether they are Connexstar VSAT or DSL locations.

Spacenet President and CEO Bill Gerety said, “Historically, Spacenet has catered to extremely large enterprises – companies like Dollar General, Sears, Goodyear and the U.S. Postal Service – that demand the highest possible levels of service, network design, management and integration. In the past, commercial-grade DSL services did not meet our high quality and coverage standards. Now, however, we believe DSL can be successfully integrated into the superior VSAT-based WAN solutions that we provide to our customers.”

Gerety added, “Spacenet has enjoyed growth over the past five years as a result of our tight focus on meeting the needs of large multi-site enterprises, primarily in the retail, hospitality and government sectors. We remain convinced that for most of these businesses, VSAT-based networks are the most effective way to maximize value and network-wide efficiency. For some customer locations, however, DSL may provide a better fit. For those sites, we now offer DSL services. Since Connexstar DSL utilizes much of the network infrastructure used by our enterprise-grade Connexstar VSAT service, our customers are assured of extremely high levels of security, performance and manageability.”

Today, Spacenet also introduced a new suite of application-enhancing services – to be marketed under the brand “Prysm” – as a complement to its satellite and hybrid network solutions. Prysm services will improve the performance of a wide range of enterprise applications, including advanced routing, data acceleration, retail application/POS hardware interfaces, multimedia content delivery/playback and advanced network management.

Prysm services utilize an affordable custom hardware/software platform designed for easy deployment in a LAN environment attached to a Spacenet Connexstar broadband network. Prysm services cover a broad range from VPN-over-VSAT acceleration and serial/async protocol support for DSL users to custom-tailored network enhancements designed to match individual customer requirements.

Prysm meets growing demand among large, multi-site businesses for a low-cost service that can enhance a wide range of application functionalities. With Prysm, Spacenet clients pay only for the application enhancements they need – but they can easily add new applications as their requirements expand, without having to alter any of their in-store hardware or software requirements.

The Prysm service offers customizable application enhancements, including IP application acceleration, serial port expansion, async-to-IP protocol encapsulation, secure VPN connectivity and network management capabilities. Future updates to Prysm will also enable advanced video storage/playback and content-caching applications.

Background on Spacenet’s Connexstar Service
Connexstar is a true commercial-grade service, providing the bandwidth and performance levels demanded by businesses that depend on connectivity for mission-critical applications. Further, Connexstar features expanded applications support, enabling businesses to consolidate all of their Internet Protocol (IP)-based business applications over a single infrastructure. Multi-site enterprises can now utilize any combination of these Connexstar networking solutions:

—	Connexstar VSAT, featuring satellite-based service packages for commercial networking, custom networks, or satellite back-up services.

—	Connexstar Basic DSL services, which utilize ADSL technology to provide a low-cost terrestrial network solution that works over the customer’s existing voice phone line.

—	Connexstar Commercial DSL services, which will utilize SDSL and IDSL technologies to provide a business-critical networking platform that offers strong Service Level Agreements for uptime, installation and repair.

—	The Prysm service, with monthly pricing that will vary by the customized list of services the customer selects.

About Spacenet
Spacenet Inc. provides two-way broadband networking solutions throughout North America under the Connexstar brand, and has nearly 20 years experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Fritz Stolzenbach
(703) 848-1175; fritz.stolzenbach@spacenet.com